SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF JULY 2000

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                             7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

TCO LAUNCHES WIRELESS INTERNET ACCESS

BRASILIA, JULY 06, 2000 - Tele Centro Oeste Celular (NYSE: TRO; IBOVESPA:
TCOC3/TCOC4) announced yesterday that its subsidiaries Telebrasilia Celular S/A, Telegoias Celular S/A, Telems Celular S/A, Telemat Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A will make new services available for wireless Internet access, based on CSD (CIRCUIT SWITCHED DATA) and WAP (WIRELESS APPLICATION PROTOCOL).

The first service to be made available for the Internet was the E-CELLULAR service (SHORT MESSAGE SERVICE - SMS), which has achieved 100 thousand clients since it was launched in March, 2000, and currently sends over 200 thousand messages daily. Nowadays the E-CELLULAR service includes online agendas, corporate solutions and cellular-unit generation messages. Specifically designed handsets are already on the market, such as the Nokia 5120i, 6120i, and the Gradiente CONCEPT INFOSERIES.

The WEB TCO service uses CSD technology to send data at the rate of 9,600 bits per second using laptop, desktop or palmtop computers. Among other things, users can browse the Internet and access e-mail accounts.

To connect using a cellular phone, it is necessary to use handsets such as the Nokia 6120i, the Gradiente Concept Info Series and the Ericsson T18d, which are already available for as little as R$ 399.00. In addition, the handset must be connected to the serial port of a computer by means of a cable. This interface, as well as the installation software will be sold in kits costing an estimated R$ 100.00. Effective as of yesterday, TCO is already providing this service to a few users of the post-paid system, under a controlled-activation basis.

A second service launched yesterday, uses WAP technology to offer simplified Internet access with a handset equipped with a tiny browser. This service will allow clients to have Internet access in a convenient and flexible way, using a wide range of facilities, such as restaurant reservations and theater, movies and performance tickets, not to mention bank account management, product commercialization and access to news agencies.

In order to provide information for this service, TCO's controller Splice is forming a new company, expected to start operations in August, 2000, which will take charge of the Web and WAP portals.

TCO suppliers Gradiente, Nokia and Ericsson have announced the launch of WAP TDMA equipment in September. It is estimated that the price of each unit will range between R$ 800.00 and R$ 900.00.

In order to implement these services TCO has installed equipment to deliver data within the mobile cellular system. This operation counts on the support of infra-structure providers Nortel and Ericsson, with investments as high as R$ 15 million.

Initially these new services will be available only in Brasilia and will gradually be extended to other regions in which TCO operates. Although the costs of the new services are still to be determined, communication rates are likely to be equivalent to the cost of a voice phone call.

These accomplishments position TCO as a major player in the Wireless Internet industry and states its commitment to bring state-of-the-art services technology to clients, with an eye toward third generation networks (3G).

                                      # # #


                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Tele Centro Oeste Cellular Holding Company


Date: July 6, 2000             By:     /S/ MARIO CESAR PEREIRA DE ARAUJO
                                    ---------------------------------------
                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President